Exhibit 1(a)

CERTIFICATE OF TRUST

OF

LAZARD ACTIVE ETF TRUST

This Certificate of Trust of Lazard Active ETF Trust (the “Trust”), a statutory trust that is to be a registered investment company under the Investment Company Act of 1940, is filed in accordance with the provisions of Chapter 38 of Title 12 of the Delaware Code, 12 Del. C. § 3801 et seq. (the “Statutory Trust Act”) and sets forth the following:

1. The name of the trust is: Lazard Active ETF Trust

2. As required by Sections 3807 and 3810(a)(1)(b) of the Statutory Trust Act, the business address of the registered office of the Trust and of the registered agent of the Trust for service of process is:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

4. This certificate shall be effective upon filing.

5. Notice is hereby given that, pursuant to Section 3804 of the Statutory Trust Act, the Trust has or may establish one or more designated series and that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally or any other series thereof, and, unless otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

6. The Trust will register as an investment company under the Investment Company Act of 1940 within 180 days of the issuance of shares of beneficial interest.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of the Trust, has duly executed this Certificate of Trust in accordance with the Statutory Trust Act.

/s/ Nathan A. Paul
Name:	Nathan A. Paul
As Trustee and not individually